77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada T. 647.925.7500 F. 416.861.1240

July 5, 2013

VIA EDGAR

Jonathan Wiggins

Staff Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Dear Mr. Wiggins:

Re:	Granite Real Estate Investment Trust

Form 40-F for the Fiscal Year Ended December 31, 2012

Filed March 6, 2013

File Nos. 001-35771 and 001-35772

Thank you for your letter of June 25, 2013. We have responded to your comments below. Your headings and comments have been reproduced for ease of reference.

Form 40-F for the Fiscal Year Ended December 31, 2012

General

Comment

1.	Please explain to us your basis for filing a combined report for Granite Real Estate Investment Trust and Granite REIT Inc.

Response

1.	On January 3, 2013, Granite Real Estate Inc. (“Granite Inc.”) converted from a corporate structure to a “stapled unit” Canadian REIT structure (the “Conversion”) pursuant to a Plan of Arrangement under Canadian law (the “Arrangement”). Through a series of steps under the Arrangement, Granite Inc. common shareholders received one unit of Granite Real Estate Investment Trust (the “REIT”) and one common share of Granite REIT Inc. (the “GP”, and together with the REIT, “Granite” ) in exchange for each common share of Granite Inc. held. The REIT units and GP common shares are “stapled” together and trade together as a unit (the “Stapled Units”) on the New York Stock Exchange and the Toronto Stock Exchange. As part of the Arrangement, all of the common shares of Granite Inc. became owned by a limited partnership subsidiary (the “LP”) of the REIT. All of the limited partnership units of the LP (which represent approximately 99.99% of the economic entitlement in the LP) are held by the REIT, with the general partnership interest (which represents approximately 0.01% of the economic entitlement in the LP) held by the GP. Following the Conversion, the business and interests of the REIT and the GP (carried on through the LP and its subsidiaries) are effectively one and the same, and are the same as those of Granite Inc. prior to the Conversion.

In advance of and as part of planning for the Conversion, between July 2012 and January 2013, representatives of Granite Inc.’s U.S. legal counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, participated in telephone conversations with, and had written correspondence with, various members of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), including Mssrs. Paul Dudek and Craig Olinger and Ms. Mary Cascio, regarding the manner in which the REIT and the GP would satisfy registration and ongoing reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with such discussions and correspondence, the REIT and the GP each filed an Exchange Act registration statement on Form 40-F to register the Stapled Units, pursuant to which each of the REIT and the GP became a registrant under the Exchange Act.

Pursuant to Canadian securities law requirements, and certain exemptive relief provided thereunder, the REIT files with securities regulators in Canada financial statements prepared on a combined basis reflecting the financial position and results of the REIT and the GP together, along with related management’s discussion and analysis (“MD&A”). Similarly, in accordance with Canadian requirements, the REIT files in Canada annual information forms, material change reports and management information circulars that relate to the combined operations and activities of the REIT and the GP. As a result of the foregoing, the view of the REIT and the GP, and of its U.S. legal counsel, is that it is appropriate for each of the REIT and the GP to annually file a single annual report on Form 40-F, under the multi-jurisdictional disclosure system (the “MJDS”), with the names of both the REIT and the GP on the cover thereof, executed by both the REIT and the GP and including certifications of the chief executive officer and the chief financial officer of each of the REIT and the GP, which annual report on Form 40-F includes the REIT’s annual information form, MD&A and (commencing with the annual report for the fiscal year ending December 31, 2013) combined financial statements, in each case as are required to be filed by the REIT in Canada pursuant to Canadian securities laws, and in each case relating to the combined operations and activities of the REIT and the GP.

During the aforementioned discussions and correspondence with the Staff between July 2012 and January 2013, the foregoing approach with respect to Exchange Act registration and ongoing Exchange Act reporting, in each case pursuant to the MJDS, was discussed with the Staff. In connection therewith and in response to a request from the Staff, Granite Inc. agreed that in addition to filing annual and interim combined financial statements in respect of the combined operations and activities of the REIT and the GP, additional disclosure with respect to standalone financial information for the REIT and the GP would be included in the notes to such combined financial statements. A detailed form of such additional standalone financial information was provided to the Staff in November 2012 and was discussed with the Staff. Other than such requested additional footnote disclosure (which was included as note 22 to the interim financial statements furnished to the Commission on Form 6-K by the REIT and the GP on May 9, 2013 and which will be included in the notes to future annual and interim combined financial statements), the Staff did not object to the approach proposed by Granite Inc. and its U.S. legal counsel in respect of the form of periodic filings to be filed under the Exchange Act by the REIT and the GP, including with respect to the filing of combined reports and combined financial statements relating to the combined operations and activities of the REIT and the GP.

Comment

2.	Please advise us whether you consider net operating income to be a key performance indicator.

Response

2.	Granite does not consider net operating income to be a key performance indicator at this time given the nature of our current real estate portfolio and operations. Net operating income is defined as rental revenue less property operating costs which are largely recoverable from the tenant. The operating subsidiaries of Magna International Inc., Granite’s largest tenant group that accounted for over 95% of Granite’s revenue, pay virtually all the property operating costs directly, including property maintenance, utilities, insurance and property and realty taxes. As a result, lease revenues and tenant recoveries as set out in the income statement is a proxy for net operating income. In the future, if the business model changes and the nature of our real estate portfolio and operations are more significantly impacted by property operating costs, consideration will be given to net operating income being a key performance indicator.

Exhibit 1 – Annual Information Form dated March 5, 2013.

Improvement and Expansion Projects, page 8

Comment

3.	To the extent completed developments, including the expansion or improvement of existing properties, result in material amounts of additional lease payments in future reporting periods, please clarify whether disclosed costs include leasing costs.

Response

3.	To the extent that completed developments, including the expansion or improvement of existing properties, result in material amounts of additional lease payments, Granite will clarify in future filings of the Annual Information Form (“AIF”) whether the disclosed costs include leasing costs. Granite will also disclose, if material or not otherwise disclosed in the AIF, the related increase to annual lease payments. For your information, for the periods under review, the expansion or improvement of existing properties did not result in material amounts of additional lease payments or leasing costs.

Exhibit 2 – Audited Consolidated Financial Statements and Notes

Restricted Share Units, page 57

Comment

4.	We note that the Executive Share Unit Plan entitles a participant to receive one common share for each share unit or a cash payment equal to the market value of the share unit. Please clarify to us and in future filings if the form of redemption is at the option of the holder, and the impact this has on your accounting for the outstanding shares. We may have further comment.

Response

4.	As described in Granite Inc.’s Management Information Circular/Proxy Statement dated May 9, 2012 (the “2012 Circular”) and in Granite’s Management Information Circular/Proxy Statement dated May 8, 2013 (the “2013 Circular”), the form of redemption of share units under the Executive Share Unit Plan (the “Plan”) is determined by the Compensation Committee of the Board of Directors, and is not at the option of the holder (see disclosure under subheading “Vesting and Settlement” at page 11 of the 2012 Circular and page 19 of the 2013 Circular). The 2012 Circular was furnished to the Commission under cover of Form 6-K on May 17, 2012 and the 2013 Circular was furnished to the Commission under cover of Form 6-K on May 17, 2013. Accordingly, there is no change to our accounting for the Plan for the year ended December 31, 2012. Granite will provide clarification that the redemption is at the discretion of the Compensation Committee in future filings commencing with its interim financial statements for the three and six month periods ended June 30, 2013 to be furnished to the Commission under cover of Form 6-K.

Exhibit 3 – Management’s Discussion and Analysis of Results of Operation and Financial Position

Comment

5.	Please expand in future periodic filings to provide discussion and analysis for all periods presented in the financial statements. In that regard, we note that you have not provided any disclosure or comparative analysis of 2010 operations.

Response

5.	The REIT and the GP file with the Commission MD&A prepared in accordance with the requirements of Canadian securities laws, as permitted under the MJDS. Granite has been advised by its Canadian legal counsel that Canadian securities laws applicable to the MD&A filed as an exhibit to its Form 40-F for the year ended December 31, 2012 required discussion and analysis of Granite’s results of operations for 2012 and 2011, but not 2010. Granite confirms that it will provide, in its MD&A in future periodic filings, disclosure and comparative analysis for all periods presented in the financial statements, to the extent required under Canadian securities laws.

Real Estate Properties, page 6

Comment

6.	To the extent that your undeveloped land holdings are material in future reporting periods, please discuss the amount of development such land could support.

Response

6.	In future filings, to the extent undeveloped land holdings are material, Granite will discuss the amount of development such land holdings could support. This discussion will include the location and total projected square footage of Granite’s development pipeline in addition to the status of any development projects undertaken during the period.

Results of Operations for the Year Ended December 31, 2012…. Page 11

Comment

7.	We note your disclosure here and under the heading “Annualized Lease Payments” of the effect of renewals and re-leasing. When discussing your leasing results in future reporting periods, please also discuss the leasing cost, such as leasing commissions, tenant improvement costs, and tenant concessions, for new leases and renewals.

Response

7.	In future reporting periods, to the extent material, Granite will include a discussion of the leasing cost, such as leasing commissions, tenant improvement costs, and tenant concessions, for new leases and renewals when discussing leasing results commencing with its interim financial statements for the three and six month periods ended June 30, 2013 to be furnished to the Commission under cover of Form 6-K. This discussion will be included in the results of operations section of the MD&A. For your information, for the periods under review, the amounts pertaining to leasing costs, such as leasing commissions, tenant improvement costs, and tenant concessions, for new leases and renewals, were not material.

Form 6K filed May 9, 2013

Exhibit 99.1

Comment

8.	Please explain to us your basis for filing combined financial statements of Granite Real Estate Investment Trust and Granite REIT Inc., including the guidance upon which you relied, if any. We may have further comment.

Response

8.	Please see response to comment 1 above. In addition, we believe International Financial Reporting Standards (“IFRS”) permits combined financial statements to be presented as general purpose financial statements when there is common control for the periods presented and there is a clear purpose for which the combined financial statements will be used by identified intended users.

As a result of the Conversion, the REIT and the GP do not have an ultimate controlling party but do have identical ownership. In addition, the units of the REIT and common shares of the GP are stapled together; they trade as a single security and accordingly, investors can not buy or sell one without buying or selling the other. As a result of these circumstances, Granite believes that the presentation of combined financial statements reflecting the financial results for both the REIT and the GP would be most relevant to investors.

Combined financial statements, unlike consolidated financial statements, are presented for separate entities that do not exist as a “single economic entity” (i.e., there is no parent-subsidiary relationship amongst the entities). IFRS does not provide specific guidance on the presentation of combined financial statements. However, at a meeting held on July 19, 2012, the Canadian Institute of Chartered Accountants IFRS Discussion Group, which was formed to assist the Accounting Standards Board regarding issues arising on the application of IFRS in Canada, discussed whether the presentation of combined financial statements is appropriate under existing IFRS, and when such presentation would be considered appropriate. Group members observed that entities applying IFRS do issue combined financial statements in a variety of circumstances, noting that:

•	The use of combined financial statements is appropriate in circumstances involving common control or common management but that the specific facts and circumstances need to be considered;

•	Combined financial statements may be appropriate when no relationship exists for which IFRS provide guidance and the presentation of combined financial statements would be useful and is permitted by securities regulators; and

•	The lack of guidance should not preclude preparation of combined financial statements in circumstances when providing this information would be useful.

We also note that as part of its ongoing project to review its conceptual framework for financial reporting, the International Accounting Standards Board (“IASB”), together with the Financial Accounting Standards Board issued in March 2010 an Exposure Draft (“ED”) entitled The Reporting Entity. As part of this ED, in paragraph RE12, the IASB defines combined financial statements as those that include information about two or more commonly controlled entities and acknowledges that combined financial statements might provide useful information about commonly controlled entities as a group.

As a result of the stapling of the REIT units and common shares of the GP, we believe the conditions for preparing and filing combined financial statements as discussed above are clearly met. In addition, precedent exists for reporting issuers in Canada for the preparation and filing of combined general purpose IFRS financial statements for stapled structures similar to Granite’s.

We acknowledge that Granite is responsible for the adequacy and accuracy of the disclosure in the filings.

We further acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and; further, that Granite may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at 647-925-7600 (mforsayeth@granitereit.com) or Jennifer Tindale, EVP General Counsel & Secretary, at 647-925-7526 (jtindale@granitereit.com) with any questions you may have.

We look forward to confirmation that our responses satisfactorily conclude this matter.

Yours truly,

By:	/s/ Michael P. Forsayeth
Name: Michael P. Forsayeth Title: Chief Financial Officer

c:	Gerry Miller, Chair, Audit Committee Granite Real Estate Investment Trust Granite REIT Inc.

c:	Jennifer Tindale, EVP, General Counsel & Secretary Granite Real Estate Investment Trust Granite REIT Inc.

c:	Edwin S. Maynard, Partner Paul, Weiss, Rifkind, Wharton & Garrison LLP

c:	Tony Cocuzzo, Partner Deloitte LLP

c:	Massimo Marinelli, Partner Ernst & Young LLP